Exhibit 99.1

July 29, 2015

Press release

Turquoise Hill to announce second quarter financial results on August 5, 2015

VANCOUVER, CANADA – Turquoise Hill Resources will announce its second quarter financial results on Wednesday, August 5, 2015 after markets close in North America.

The Company will host a conference call and webcast to discuss second quarter results on Thursday, August 6, 2015 at 10:00 am EDST/7:00 am PDST. The conference call can be accessed through the following dial-in details:

North America: 416 340 8018 | 866 225 9256

International: +1 416 340 8018

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office:   +1 604 648 3934

Email:    tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com